21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People’s Republic of China 518040
Tel.: (+86) 755 -8370-8333
Fax: (+86) 755-8370-9333

September 26, 2007

By EDGAR Transmission

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Public Security Technology, Inc.
Amendment No. 2 to Form SB-2
Filed September 14, 2007
File No. 333-142303

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request, on behalf of China Public Security Technology, Inc. (the "Company"), that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 5:00 p.m. (Eastern Time) on September 26, 2007, or as soon thereafter as practicable.

We hereby confirm that the Company’s final prospectus will include the Company’s filed responses on September 26, 2007, to the verbal comments of the Commission’s staff (the "Staff") on September 24 and 25, 2007, to the above-referenced Registration Statement.

We acknowledge that a declaration by the Commission, or by the Staff acting pursuant to delegated authority, that the filing is effective, does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We understand that we may not assert Staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Barbara Jacobs
September 26, 2007

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified the above-referenced Registration Statement. We have reviewed Rules 460 and 461 under the Securities Act regarding the request for acceleration of a registration statement, and we believe we are in compliance with those Rules.

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of Regulation C. Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.
.
By: /s/ Jiang Huai Lin -----------------------------------------
Jiang Huai Lin
President and Chief Executive Officer